UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/21___ AND ENDING ___12/31/21___
                                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: _____Eastgate Securities, LLC_____

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4512 244th Street
_____
(No. and Street)

Little Neck	NY	11362
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Edward Yao	347-9158999	eyao@eastgatesecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WWC, P.C.
_____
(Name – if individual, state last, first, and middle name)

2010 Pioneer Court	San Mateo	CA	94403
(Address)	(City)	(State)	(Zip Code)

03/16/2004	1171
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edward Yao, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Eastgate Securities, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

State of New York
County of Queens.
Sworn to before me on 1st day of March 2022

Notary Public

ZIFENG TANG
Notary Public - State of New York
NO. 01TA6394525
Qualified in Queens County
My Commission Expires Jul 8, 2023

Signature:

Title: CFO/FINOP/CCO

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Eastgate Securities, LLC

Financial Statements and Supplementary Information

Together with Auditor's Report

As of and for the Year Ended December 31, 2021

Table of Contents

WWC, P.C. CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Eastgate Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Eastgate Securities LLC (the "Company") as of December 31, 2021, and the related statements of operation, changes in member's equity's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Eastgate Securities LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. During the year ended December 31, 2021, the Company incurred substantial losses and had an accumulated deficit. As disclosed in Note 5, these circumstances raise substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of Eastgate Securities LLC's management. Our responsibility is to express an opinion on Eastgate Securities LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Eastgate Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I-Computation of Net Capital Under Rule 15c3-1 and Exemption Report on Schedule III-Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of Eastgate Securities LLC's financial statements. The supplemental information is the responsibility of Eastgate Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I-Computation of Net Capital Under Rule 15c3-1 and Exemption Report on Schedule III-Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

WWC, P.C.

WWC, P.C.



We have served as Eastgate Securities LLC's auditor since 2022.

San Mateo, CA
February 28, 2022

2010 PIONEER COURT, SAN MATEO, CA 94403 TEL.: (650) 638-0808 FAX.: (650) 638-0878
E-MAIL: INFO@WWCCPA.COM WEBSITE: WWW.WWCCPA.COM

WWC, P.C. CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholder of

Eastgate Securities LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Eastgate Securities LLC and the SIPC, solely to assist you and SIPC in evaluating Eastgate Securities LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Eastgate Securities LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1.) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2.) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;
3.) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4.) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5.) Compared the amount of any overpayment, if any, applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Eastgate Securities LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Eastgate Securities LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

WWC, P.C.

WWC, P.C.
We have served as Eastgate Securities LLC's auditor since 2022.

San Mateo, CA
February 28, 2022



2010 PIONEER COURT, SAN MATEO, CA 94403 TEL.: (650) 638-0808 FAX.: (650) 638-0878
E-MAIL: INFO@WWCCPA.COM WEBSITE: WWW.WWCCPA.COM

WWC, P.C. CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Eastgate Securities LLC

We have reviewed management's statements, included in the accompanying SEC Rule 15c3-3(k) Exemption Report for the year ending December 31, 2021, in which (1) Eastgate Securities LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Eastgate Securities LLC claimed an exemption from 17 C.F.R. §240.15c3-3: under paragraph (k)(2)(ii), and (2) Eastgate Securities LLC stated that Eastgate Securities LLC met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to investment banking. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Eastgate Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Eastgate Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions..

WWC, P.C.

WWC, P.C.
We have served as Eastgate Securities LLC's auditor since 2022.

San Mateo, CA
February 28, 2022



Eastgate Securities, LLC
Statement of Financial Condition
As of December 31, 2021

	Total
ASSETS	
Cash	$ 15,345
Prepaid Expenses	$ 284
Total Current Assets	$ 15,629
TOTAL ASSETS	$ 15,629
LIABILITIES AND EQUITY	
Liabilities	
Total Current Liabilities	$ -
Long-Term Liabilities	
Total Long-Term Liabilities	$ -
Total Liabilities	$ -
Equity	
Member's Paid in Capital	847,730
Accumulated Deficit	(832,101)
Total Equity	$ 15,629
TOTAL LIABILITIES AND EQUITY	$ 15,629



Eastgate Securities, LLC
Statement of Operation
For the Year Ended December 31st, 2021

	Total
Revenue	
Advisory Fees	$ 41,832
Total Revenue	**$ 41,832**
Operating Expenses	
Commission Expense	$ 29,020
Regulatory Expense	20,663
Rent Expense	6,000
Office Expense	156
Insurance - Medical	3,700
Meals and Entertainment	933
Professional Fees - Accounting	10,850
Professional Fees - Legal	5,200
Professional Fees - Compliance	8,250
Professional Fees - Audit	4,000
Telephone Expense	1,041
Dues and Subscriptions	6,185
Bank Service Charges	30
SIPC	28
Advertising and Promotion	775
Taxes LLC Fees	25
Global Relay	620
Total Expenses	**$ 97,476**
Net Operating Income (Loss)	**$ (55,644)**
Taxes	-
Net Income (Loss)	**$ (55,644)**



Eastgate Securities, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31st, 2021

Member's Equity, January 1, 2021	$	**10,143**
Member's additional capital contribution		61,130
Net loss		(55,644)
Member's Equity, December 31, 2021	$	**15,629**



Eastgate Securities, LLC
Statement of Cash Flows
For the Year Ended December 31st, 2021

		Total
OPERATING ACTIVITIES		
Net Income (Loss)	$	(55,644)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Decrease in Prepaid Expense - Brokers		8,945
Increase in FINRA CRD		(344)
Increase in FINRA Renewals		(813)
Decrease in Accrued Expenses		(8,625)
Net cash provided by operating activities	$	(56,481)
FINANCING ACTIVITIES		
Capital Contributions		61,130
Net cash provided by financing activities	**$**	**61,130**
Net cash increase for period	**$**	**4,649**
Cash at beginning of period		10,696
Cash at end of period	**$**	**15,345**



Eastgate Securities LLC

Notes to the Financial Statements

For the year ended December 31, 2021

1. Organization and Nature of the Business Eastgate Securities, LLC (the "Company") was incorporated in the State of Delaware in July 2006. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

2. Summary of Significant Accounting Policies

a) Basis of Accounting

The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

b) Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of funds maintained in checking and money market accounts held at financial institutions. The Company's cash and cash equivalents are held principally at one financial institution and at times may exceed federally insured limits. The Company has placed these funds in high-quality financial institutions in order to mitigate the risk of loss from exceeding insured limits.

c) Revenue Recognition

Revenues include fees arising from client offerings in which the Company acts as a placement agent. Revenue earned when acted as placement agent are earned when the performance obligation is satisfied which is evidenced by the funds being delivered to the Company's clients from investors. Revenues also include fees earned from providing financial consulting services. Consulting service income is considered earned and performance obligations are met when the Company has completed provided advice, conducted research, and liaise with other certain service providers these services maybe recognized over time are the completion of certain benchmarks. Fees received are not typically refundable. The Company typically receives payment after it has started rendering services; however, it is typically much prior to completion of the entire engagement.

d) Income Taxes

The LLC is treated as a disregarded entity and has no federal or state tax liabilities. Any liability on profits is reported on the tax return of the parent entity and passed along to the individual members. The tax years since inception remain open to examination by the major taxing jurisdictions to which the LLC is subject. Accordingly, no provision for income taxes is provided in the financial statements.



The Company is required to file income tax returns in both state and city tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. The statute for limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2021, state and city taxing authorities have not proposed any adjustment to the Company's tax position.

e) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. Commitments and Contingencies

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2021 or during the year then ended.

Leases

The Company accounts for its leases in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Update 2016-02 Leases. The Company's Parent had a rental arrangement for the Company's office in Port Jefferson, New York on a month-to-month basis until November 2021 before moving to the current office shared with the Company's Parent In accordance with ASU 2016- 02, Leases, the Company does not record a lease liability or right-of-use asset with this office sharing arrangement.

Related Party Transactions

The Company has had an expense-sharing agreement with its Parent for the year ended December 2021, during which the Company's Parent pay and record some of its operating expenses directly according to the expense sharing agreement.

The Company's FINOP is the spouse of the Principal and controlling member of the Company. He provides his services to the Company without receiving cash compensation.

Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.



The Company has issued no guarantees at December 31, 2021 or during the year then ended.

4.Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. As of December 31, 2021 the Company had net capital of $15,345 which was $10,345 over its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0%.

5.Going Concern

The Company is currently operating on a going concern basis due to its $49,644 net loss for the year ended December 31, 2021. Management has plans to increase capital and to attain net profitability. The Parent asserts to provide financial support, as needed, to the Company for the foreseeable future, which would most likely consist of additional capital contributions. The Company also relies on its members and principial officers to provide services to the Company at either below fair market value or for free. There is no assurance that the officers would be willing to offer their services as below fair market value of for free.

6.Subsequent Events

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 28, 20222, the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.





Eastgate Securities, LLC
Computation of Net Capital Under Rule 15c3-
1 of Securities and Exchange Commission For
The Year Ended December 31, 2021

TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$	15,629
DEDCUTIONS AND OTHER ALLOWABLE CREDITS:		
Less Non-Allowable Assets		284
Tentative Net Capital	**$**	**15,345**
Less Haircuts	$	-
Net Capital	$	15,345
Aggregate Indebtedness	$	-
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Required Net Capital	$	5,000
Excess Net Capital	$	10,345
Minimum Required Net Capital Required of AI	$	-
Percentage of aggregate indebtedness to net capital		0%
Net Capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar amount required	$	9,345

There are no material differences between the preceding computation and the Company's

corresponding unaudited Part II of Form X-17A-5 as of December 31, 2021



Eastgate Securities, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

For The Year Ended December 31, 2021

The Company is exempt from the SEC Rule 15c3-3 as the Company does not claim an exemption from
SEA Rule 15c3-3 but is in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of
the related FAQ issued by SEC staff.





Eastgate Securities, LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

For The Year Ended December 31, 2021

The Company is exempt from the SEC Rule 15c3-3 as the Company does not claim an exemption from SEA Rule 15c3-3 but is in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff.



Eastgate Securities, LLC

Exemption Report

Eastgate Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Eastgate Securities, LLC

I, Edward Yao, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: Chief Financial Officer/FINOP/Chief Compliance Officer

Date: As of February 26, 2022